SUB-ITEM 77E:  Legal Proceedings

On June 2, 2011, a complaint was filed against Hartford
Investment Management Company in the United States
District Court of Connecticut (Deutsche Bank Trust Company Americas v. Aetna, Inc., ING Investment Trust Co., Milan E. Chilla, Hartford Investment Management Co., and UBS AG
(D. Conn.)). In a similar action, plaintiffs filed a complaint listing The Hartford Index HLS Fund, which was merged into HIMCO VIT Index Fund in October, 2014, as members of the defendant class (The Official Committee of Unsecured
Creditors of Tribune Company v. Fitzsimons, et al. (Bankr. D. Del.)). The complaints relate to the bankruptcy of the Tribune Company, which was a public company that repurchased its shares in a leveraged buyout in 2007, but entered bankruptcy a year later. The plaintiffs in each case allege that the repurchase of shares acted as a fraudulent transfer. The plaintiffs in each case seek to recover from each class member the amount of consideration received in the buyout. The Hartford Index HLS
Fund held 23,987 shares and received $815,558 in the buyout.
The Hartford Index HLS Fund is listed as a member of the defendant class in an exhibit to the Complaint. Each action was transferred to the United States District Court for the Southern District of New York. In September 2013, the court dismissed the Deutsche Bank Trust Company Americas action. Plaintiffs appealed and the appeals court has not yet rendered a decision. Defendants filed a motion to dismiss The Official Committee of Unsecured Creditors of Tribune
Company action, but the court has not yet issued a decision.
The Hartford, on behalf of the Fund, intends to vigorously defend these actions.